Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges set forth in this Exhibit 12.1 has been revised from the computation of ratio of earnings to fixed charges in Exhibit 12.1 to Global Crossing Limited Annual Report on Form 10-K for the year ended December 31, 2008 to reflect the retroactive application of our adoption of Financial Accounting Standards Board (“FASB”) Staff Position No. APB 14-1 (“FSP APB No. 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”.

Computation of Ratio of Earnings to Fixed Charges

Global Crossing Limited

(Dollars in Millions)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(as adjusted)	(as adjusted)	(as adjusted)
Loss before provision for income taxes	$(235)	$(249)	$(261)	$(300)	$(255)
Interest expense	176	177	110	99	45
Portion of rent expense representing interest	67	57	48	49	51

Income (losses) available for fixed charges	$8	$(15)	$(103)	$(152)	$(159)

Fixed Charges:
Interest expense	$176	$177	$110	$99	$45
Portion of rent expense representing interest	67	57	48	49	51
Preferred stock dividends	4	4	3	4	4

Fixed charges	$247	$238	$161	$152	$100

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$239	$253	$264	$304	$259